Herbert Smith

08013486

Strictly private and confidential

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
T +44 (0)20 7374 8000
F +44 (0)20 7374 0888
DX 28

www.herbertsmith.com

Date
12 May 2006

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 16 2006 WASH. D.C. 185 SECTION

TomTom N.V. - Rule 12g3-2(b) Exemption
SEC File Number 82-34879

Ladies and Gentlemen:

On behalf of TomTom N.V. (the "**Company**"), SEC file number 82-34879, we herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached Annexes A-F, which contain materials to supplement the information that the Company has made public, filed or distributed since it applied for an exemption under Rule 12g3-2(b) on 22 April 2005. Detailed information of the contents of Annexes A-F can be found at page 3 of this document.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address. Please also find enclosed a pre-paid envelope which, when sent back to the addressee, will serve to confirm your receipt of this submission.

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

Yours sincerely,

Herbert Smith

Nina Giuliano
U.S. Associate
Herbert Smith
T: +44 (0)20 7466 2908
F: +44 (0)20 7374 0888
Email: nina.giuliano@herbertsmith.com
www.herbertsmith.com

cc: Ewoud van Gellicum, TomTom N.V.

w/enc

File No: 82-34879
Date
12 May, 2006
Letter To
Securities and Exchange
Commission

Table of Annexes (see attached for documents)

Tab A	**Annex A**	▪ TomTom Q1 2006 results release dated April 25, 2006
Tab B	**Annex B**	▪ TomTom Annual Report 2005
Tab C	**Annex C**	▪ Audit Reports to TomTom N.V. statutory Annual Report 2005, dated March 23, 2006
Tab D	**Annex D**	▪ Public Notice and Agenda for the Annual General Meeting of shareholders of TomTom N.V. on April 25, 2006
Tab E	**Annex E**	▪ Remuneration Policy for the Management Board of TomTom N.V.
Tab F	**Annex F**	▪ Press Release: TomTom introduces TomTom WORK – March 1, 2006 ▪ Press Release: New TomTom GO range provides the smartest portable navigation on the market – March 9, 2006 ▪ Press Release: TomTom adds RDS/TMC Traffic Receiver to its new TomTom GO product range – March 9, 2006 ▪ Press Release: Fiesta Time with Ford and TomTom – March 13, 2006 ▪ Press Release: TomTom has appointed Andrew Browne as chairman of the Supervisory Board – April 24, 2006 ▪ Press Release: Sale of shares by member of TomTom senior management team – April 26, 2006

tomtom

Q1 2006 results: Strong unit sales of portable navigation devices; Guidance for Full Year 2006 increased

First quarter highlights

Compared with Q1 2005

- Revenue increased by 288% to €256 million
- 762,000 portable navigation devices shipped, an increase of 606%
- Gross margin of 35% reflects Q1 promotions to clear inventories of current TomTom GO range
- Net profit increased by 121% to €31 million
- Fully diluted EPS improved by €0.14 to €0.27

Compared with Q4 2005

- Revenue decreased 11% compared to seasonally strongest quarter
- Portable navigation devices shipped down 2% compared to seasonally strongest quarter
- Gross margin of 35% reflects Q1 promotions to clear inventories of current TomTom GO range
- Operating margin of 20% decreased by 3 percentage points, reflecting the lower gross margin partly offset by reduced operating costs

Operational highlights

- Increased European market leadership position
- Successful product transition completed
- New TomTom GO range well received by the market
- Increased distribution presence in North America; to more than 8,500 outlets
- Launch of fleet management products by TomTom WORK
- Acquisition of traffic technology company Applied Generics

Outlook 2006

Full year 2006 guidance increased: revenues now expected to be in the range of €1.1 billion to €1.3 billion (previously €1.0 billion to €1.1 billion). We are targeting a gross margin of around 40% of revenue for the full year.

Key figures

(unaudited) (in € millions)	**Q1 '06**	**Q4 '05**	**change**	**Q1 '05**	**change**
Revenue	256	289	-11%	66	288%
Gross profit	89	123	-28%	31	187%
Gross margin	*35%*	*43%*		*47%*	
Operating profit	50	67	-25%	18	178%
Operating margin	*20%*	*23%*		*27%*	
Net profit	31	48	-35%	14	121%
EPS (fully diluted - € per share)	0.27	0.41	-34%	0.13	108%

* numbers and percentages are based on amounts rounded to the nearest million

TomTom's Chief Executive Officer, Harold Goddijn said:
"2006 is off to a successful and exciting start. Market demand continues to be strong and TomTom increased unit sales seven-fold compared to the first quarter of 2005. In the first quarter we successfully secured the sell through of the current TomTom GO series ahead of the introduction of the new range. In Europe, we strengthened our market leadership position and increased our market share. In the US, we expanded our distribution strength through a substantial increase in the number of retail outlets we are present in."

"In early March we launched the new TomTom GO range at a well-attended launch event in London, followed by CeBIT in Hanover. The positive market reception to the new range confirmed that TomTom continues to provide product and technology leadership in the portable navigation category. Our entry level product, the TomTom ONE continues to perform strongly. With the broad range of products covering the most important price points and with our widening geographic presence, we are gaining more confidence and visibility about the outlook for the year."

"Based on our first quarter performance and the strong market reception to our next-generation products and services, we are increasing our outlook for 2006."

Outlook 2006

Given our own first quarter performance and market share we now believe that the European market for portable navigation devices (PNDs) will grow to around 8 million units in 2006, up from the estimate we gave at the time of our full year results of around 7 million units. We now estimate that our volumes of PNDs will more than double to between 3.6 million and 3.9 million units and that we will deliver revenues of between €1.1 billion and €1.3 billion. We are targeting a gross margin of around 40% of revenue for the full year. In the second quarter of this year, we expect to see higher revenues, gross margins and marketing expenses compared to the first quarter driven by the introduction of new products and by seasonality.

Operational review

The key goal for the quarter was to ensure that, by the time we shipped the new GO range both we and our retail partners had sold through the inventory of the existing GO family. We are pleased with how our end of life programmes have been executed and we exited the quarter with low inventories on our balance sheet of the existing GO range and strong sell through in retail. The channel is well prepared for the new range.

TomTom once again strengthened its number one position in Europe despite the increased number of market entrants. According to market research company GfK, we extended our European market share in units to 57% in the first two months of 2006. In the US, we retained our number two position, increasing our penetration of the retail channel to over 8,500 outlets compared to approximately 5,000 outlets at the end of 2005.

We significantly reduced inventory on our balance sheet and overall reduced our working capital which enabled us to generate €74 million of cash from operations in the quarter.

In March 2006, TomTom unveiled an exciting range of new products to drive the growth of portable navigation. The new range of GO products, the 910, the 710 and the 510 were launched as well as TomTom WORK, our new business to business fleet management business.

Financial Review

(unaudited)	Q1 '06	Q4 '05	change	Q1 '05	change
Revenue (in € millions)					
PNDs	233	263	-11%	47	396%
PDA/smartphone solutions	9	16	-44%	16	-44%
Other	14	10	40%	3	367%
Total	**256**	**289**	**-11%**	**66**	**288%**
Number of units sold (in 000s)					
PNDs	762	779	-2%	108	606%
PDAs/smartphones solutions	91	140	-35%	113	-19%
Total	**853**	**919**	**-7%**	**221**	**286%**
Average selling price (in €)					
PNDs	305	337	-9%	434	-30%
PDAs/smartphones solutions	104	116	-10%	145	-28%
Weighted average selling price	**284**	**304**	**-7%**	**285**	**0%**

* numbers and percentages are based on amounts rounded to the nearest million

Revenue

Revenue in the seasonally weaker first quarter was strong at €256 million. Revenue was 11% lower than in the fourth quarter of 2005 (Q4 2005: €289 million) and 288% higher than in the first quarter of 2005 (Q1 2005: €66 million). Revenue from PND sales represented 91% of total revenue in the quarter (Q4 2005: 91%; Q1 2005: 71%). Revenues in Europe represented 92% of total revenue for the quarter (Q4 2005: 90%; Q1 2005: 98%) and revenues from North America 6% of total revenue (Q4 2005: 9%; Q1 2005: 2%).

Revenues from software solutions for PDAs and smartphones were €9 million for the quarter, down from €16 million in Q4 2005.

Other revenues increased by 40% to €14 million compared with the fourth quarter of 2005 (Q4 2005: €10 million) and increased by 367% compared with the first quarter of 2005 (Q1 2005: €3 million). As our installed base of customers continues to increase we expect this category of revenue to grow, driven by higher sales of accessories and maps and of TomTom PLUS services.

Volumes and average selling prices

In the quarter we focused on selling through the existing GO range ahead of the introduction of the new GO range. This explains both the high volumes and lower ASPs which we experienced in the quarter. We shipped 762,000 PNDs in the quarter, which was only 2% lower than the seasonally strong fourth quarter of 2005 (Q4 2005: 779,000) and 606% up on the first quarter of 2005. The average selling price of PNDs for the quarter was €305 (Q4 2005: €337; Q1 2005: €434) a decrease of 9% compared to the fourth quarter of 2005 and a decrease of 30% compared to the first quarter of 2005. There was a greater proportion of high end products in the mix in the first quarter than in the previous (holiday season) quarter.

Channel Inventory

We ended the quarter with channel inventories owned by retailers at a lower level than at year end. Sell through by retailers was strong particularly towards the end of the quarter. We expect the remaining stocks of the existing GO range owned by retailers to sell through over the coming weeks.

Gross Margin

The gross margin in the quarter was 35% (Q4 2005: 43%; Q1 2005: 47%) because of the one-off impact of the product transition as we sold through significant volumes of existing GO products using promotional prices to drive volume. We expect the gross margin to increase as the new GO range starts to ship in volume during the second quarter.

Operating expenses

Operating expenses for the quarter decreased by 31% to €38.5 million (Q4 2005: €56.1 million) and increased by 203% compared with the first quarter of 2005 (Q1 2005: €12.7 million).

Research & Development expenses for the quarter increased by 87% to €5.6 million over the fourth quarter of 2005 (Q4 2005: €3.0 million) and increased by 273% over the first quarter of 2005 (Q1 2005: €1.5 million). They represented 2.2% of revenue up from 1.0% in the previous quarter. We continue to invest in growing our development teams both organically and by acquisition which is driving the higher expenditure.

Marketing expenses were seasonally lower at €14.9 million (Q4 2005: €35.9 million; Q1 2005: €5.1 million) a decrease of 58% over the fourth quarter of 2005 and an increase of 192% over the first quarter of 2005. They represented 5.8% of revenue down from 12.4% in the previous quarter.

Selling, general and administrative (SG&A) expenses for the quarter decreased by 5% to €13.2 million compared to the fourth quarter of 2005 (Q4 2005: €13.9 million) and increased by 136% over the first quarter of 2005 (Q1 2005: €5.6 million). They represented 5.2% of revenue compared with 4.8% in the previous quarter.

Operating expenses (excluding stock compensation expenses) as a proportion of revenue for the quarter were 13.2% (Q4 2005: 18.2%; Q1 2005: 18.5%).

Non-cash stock compensation expenses for the quarter increased by 45% to €4.8 million over the fourth quarter of 2005 (Q4 2005: €3.3 million; Q1 2005: €0.4 million) The increase is because of the impact of the first full quarterly charge relating to significant, contractual share option grants made in November 2005.

Financial income and expenses

Financial income and expenses consisted of an expense of €4.8 million compared to an income of €3.8 million in the fourth quarter of 2005 and an income of €1.7 million in the first quarter of 2005. The charge arose on the weakening of the British pound and US dollar against the euro at the end of the quarter. As a result we recorded a charge to mark-to-market the outstanding forward foreign exchange contracts at quarter end. In addition foreign exchange losses arose on the revaluation of British pound and US dollar receivables. We revalue all forward contracts at the end of each period whether or not they have matured. This loss therefore is made up of both realized and unrealized net gains. The loss on foreign exchange was partly offset by €1.4 million of interest income.

Tax

Income taxes decreased by 38% to €14.1 million compared with the fourth quarter of 2005 (Q4 2005: €22.8 million) and increased by 120% compared with the first quarter of 2005 (Q1 2005: €6.4 million). The effective tax rate was 31.1% (Q4 2005: 32.0%; Q1 2005: 31.8%). This decrease was mainly influenced by the decrease in the Dutch tax rate from 31.5% to 29.6%.

Cash flow

In the first quarter our cash flow was strong and we generated €74 million of cash from operations. This was mainly driven by the operating profit of €50 million and by a decrease in working capital. The acquisition costs of Applied Generics amounted to €16 million.

Balance sheet

Our balance sheet is strong and we ended the quarter with €225 million of cash. As a result of very strong sales in March our receivables balance increased at the end of the quarter. Inventories decreased significantly from €103 million to €77 million as we sold the majority of the remaining stock of existing GO products. Balance sheet provisions increased from €21 million to €24 million due to additions to the warranty provision related to the growth of the business.

At the end of the quarter, we had shareholder's equity of €342 million, up from €306 million at the start of the quarter.

Employment

The number of employees increased by 95 in the quarter to 530 at the end of Q1 2006.

Contacts

Investor relations and financial press

Taco Titulaer
investor.relations@tomtom.com
+31 (0) 20 850 1170

Audio Webcast Q1 2006 Results

The information for our first quarter results audio web cast is as follows:
Time: Tuesday 25 April 2006 at 15:00 CET
Place: www.tomtom.com/investor

TomTom is listed on the Amsterdam Stock Exchange

ISIN: NL 0000387058
Symbol: TOM2

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value.
TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE and the TomTom RIDER. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and TomTom MOBILE navigation software for smart phones. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom was founded in 1991 in Amsterdam and has offices in the Netherlands, the United Kingdom, Germany, France, Italy, the United States of America, Australia, China and Taiwan. TomTom's products are sold through a network of leading retailers in 20 countries and online.

Consolidated income statements

(unaudited) (in € thousands)	January to March 2006	January to March 2005
Revenue	255,880	66,157
Cost of sales	167,176	35,028
Gross profit	**88,704**	**31,129**
Operating expenses		
Research & development	5,566	1,530
Marketing	14,948	5,098
Selling, general and administrative	13,191	5,641
Stock compensation expenses	4,771	421
Total operating expenses	**38,476**	**12,690**
Operating profit	**50,228**	**18,439**
Net financial (expenses) and income	-4,826	1,742
Profit before taxation	**45,402**	**20,181**
Taxation	14,137	6,421
Net profit	**31,265**	**13,760**
		Pro forma
Average number of shares outstanding, basic (in 000s)	108,277	100,000
Average number of shares outstanding, diluted (in 000s)	**116,747**	**109,203**
Earnings per share, basic (in €)	0.29	0.14
Earnings per share, diluted (in €)	**0.27**	**0.13**

Consolidated balance sheets

(unaudited) (in € thousands)	31 March 2006	31 December 2005
Non-current assets		
Intangible assets	30,052	15,845
Property, plant and equipment	6,058	5,168
Total non-current assets	**36,110**	**21,013**
Current Assets		
Inventories	77,103	103,183
Trade receivables	172,509	150,985
Other receivables and prepayments	10,694	6,391
Financial instruments	760	3,651
Cash and cash equivalents	225,132	178,377
Total current assets	**486,198**	**442,587**
Total assets	**522,308**	**463,600**
Equity and liabilities		
Shareholders' equity		
Share capital	21,686	21,456
Share Premium	114,966	115,091
Legal reserves	1,796	1,740
Cumulative translation reserve	-24	73
Stock compensation reserve	16,279	11,589
Retained earnings	187,603	156,394
Total equity	**342,306**	**306,343**
Provisions	**24,236**	**20,981**
Long term liabilities		
Deferred tax liability	950	1,057
Total long term liabilities	**950**	**1,057**
Current liabilities		
Trade payables	58,441	55,390
Tax and social security	45,919	16,147
Other accruals	27,047	42,618
Other liabilities	23,409	21,064
Total current liabilities	**154,816**	**135,219**
Total equity and liabilities	**522,308**	**463,600**

Consolidated statement of changes in stockholders' equity

(unaudited) (in € thousands)	Share capital	Share premium	Legal reserves	Cumul. transl. adjust.	Stock compens. reserve	Retained earnings	Total
Balance 1 Jan 2006	**21,456**	**115,091**	**1,740**	**73**	**11,589**	**156,394**	**306,343**
Translation differences				-97			**-97**
Profit for the year						31,265	**31,265**
Transfer to legal reserves			56			-56	**0**
Transfer to stock compensation reserve					4,690		**4,690**
Issue of Share Capital	230	-125					**105**
Balance 31 Mar 2006	**21,686**	**114,966**	**1,796**	**-24**	**16,279**	**187,603**	**342,306**

Consolidated statements of cash flows

(unaudited) (in € thousands)	January to March 2006	January to March 2005
Cash flow from operating activities		
Operating profit	50,228	18,439
Foreign exchange results	-2,242	257
Adjustments for non-cash items:		
Depreciation and amortization	2,907	454
Additions to provisions and other liabilities	3,263	161
Additions to stock compensation reserve (net)	4,690	422
Changes in working capital:		
Decrease in inventories	26,081	5,214
(Increase) / decrease in receivables	-24,411	4,006
Increase / (decrease) in current liabilities (excl. income tax)	13,061	-17,207
Cash generated from operations	**73,577**	**11,746**
Interest received	1,360	210
Corporate income taxes (paid) / received	-10,281	3,620
Net cash flow from operating activities	**64,656**	**15,576**
Investments in intangible fixed assets	-16,192	-190
Investments in property, plant and equipment	-1,813	-377
Total cash flow used in investing activities	**-18,005**	**-567**
Proceeds on issue of shares	104	0
Total cash flow from financing activities	**104**	**0**
Net increase in cash and cash equivalents	**46,755**	**15,009**
Cash and Cash equivalents at beginning of period	178,377	40,167
Cash and Cash equivalents at end of period	**225,132**	**55,176**

Accounting policies

Basis of accounting

The condensed consolidated financial statements for the three-month period ended 31 March 2006 with related comparative information have been prepared using International Financial Reporting Standards (IFRS). Accounting policies and methods of computation followed in the interim financial statements, for the period ended 31 March 2006, are the same as those followed in the Financial Statements for the year ended 31 December 2005. Further disclosures as required under IFRS for a complete set of consolidated financial statements are not included in the condensed consolidated financial statements.

Business combinations

Investments in affiliated companies are included in the balance sheet based at net asset value. The costs of the acquisition are allocated to assets and liabilities (purchase price allocation). Acquired technology from acquisitions is amortised using the straight-line method over the estimated economic lives. The part of the purchase price that cannot be allocated to assets and liabilities is allocated to goodwill.

Segment reporting

The Company offers PNDs and navigation solutions for PDAs and smartphones. The Company generates sales across different geographical regions.

(unaudited) **(in € thousands)**	**January to March 2006**	**January to March 2005**
Revenues per Region		
Europe	235,072	64,766
North America	16,435	1,391
Rest of world	4,373	0
Total	**255,880**	**66,157**

This document contains certain forward-looking statements relating to the business, financial performance and results of the Company and the industry in which it operates. These statements are based on the Company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to: the level of consumer acceptance of existing and new and upgraded products and services; the growth of overall market demand for the Company's products or for personal navigation products generally; the Company's ability to sustain and effectively manage its recent rapid growth; and the Company's relationship with third party suppliers, and its ability to accurately forecast the volume and timing of sales. Additional factors could cause future results to differ materially from those in the forward-looking statements.

Deloitte.

Deloitte Accountants B.V.
Orlyplein 10
1043 DP Amsterdam
P.O.Box 58110
1040 HC Amsterdam
Netherlands

Tel: +31 (20) 582 5000
Fax: +31 (20) 582 4026
www.deloitte.nl

Memo

From:
A. Sandler

Date:
March 23, 2006

To:
TomTom NV Mgmt

Our reference:

Subject:
Audit Reports to TomTom NV Statutory Annual Report 2005

Your reference:

The enclosed audit report is only in reference to the attached TomTom NV Statutory Annual Report for 2005. This report is not to be used without the expressed written consent of Deloitte Accountants B.V. other than with the attached Annual Report signed & stamped for identification purposes only.

Enclosure(s): TomTom NV Statutory Annual Report 2005

Deloitte IFRS Audit Report (contained there in)

Deloitte Dutch GAAP Audit Report (contained there in)

ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2005

TOMTOM NV[1]

STATUTORY SEAT AMSTERDAM

For identification purpose only.
Related to auditor's report
dated ...MAR. 23/06.........
(pg 1 to 34 incl)

[1] TomTom Nederland BV, a private company with limited liability, was converted to TomTom NV by a deed of conversion and amendment to the Articles of Association on 13 May 2005. TomTom Group BV merged into TomTom Nederland BV on 13 May 2005 and TomTom Group BV ceased to exist. TomTom Group BV was previously known as Versalis Group BV and changed its name to TomTom Group BV on 14 April 2005.

INDEX TO FINANCIAL STATEMENTS

For identification purpose only
Related to auditor's report
dated ...MAR...29/06...........

Management Board Report

The year 2005 was, based on all standards, a phenomenal year for TomTom. We sold over 2 million units of our products and generated €720 million of revenue, close to quadrupling of our last year's revenue. As our business grew to these levels so did the number of employees from 196 at year end 2004 to 435 at year end 2005.

The main reason for this success can be tracked back to March 2004 when we introduced our first fully integrated, fit for purpose, take out of the box and play navigation device, the TomTom GO. This was an immediate hit and helped gain awareness for in car navigation to the mass market. Market acceptance for this product exceeded our expectations and we are the leading provider of these devices in the European market for the second consecutive year.

People don't want to get lost and we believe that there is a large market for high quality, easy to use and affordable navigation products that do not require specialized installation. We will continue to introduce new, innovative products and services to address the needs of consumers in this area.

The introduction of the TomTom GO, marked a milestone for the company; we successfully transformed ourselves from a pure software player into a supplier of consumer products. We have developed a flexible and scalable business model where many of the non-core activities are outsourced. This enables us to focus our in-house activities on the design and development of our products and on managing the relationship with our retailers and end customers.

Looking back on the rapid developments that shaped 2005, we have grown quickly by building on what we have achieved in our 14-year history. Our current success is based on deep understanding of software for mobile devices, consumer electronics, distribution channels and marketing communication. Our navigation software can be used directly on all our hardware and is compatible with all major operating systems for computers, PDAs and telephones.

For TomTom, the future will be one of continued innovation in our products and services. In 2006 we will see new versions of the TomTom GO and together with the launch of the TomTom RIDER, TomTom GO's counterpart for the motorcycle and entry level product the TomTom ONE, we will continue to address the navigation needs of people. A number of cooperation initiatives have been announced with car manufacturers and with mobile phone operators. With TomTom PLUS, our network based information service, we will be able to offer a series of services that will facilitate mobility and communication. This complements our profile as an innovative developer of functional and easy to use personal navigation products and will allow us to build long lasting relationships with our customers.

Business risks

As a global company TomTom is affected by economic developments in various geographical locations and is susceptible to a variety of operational and business risks that may negatively impact profitability and the current stage of development. Revenues, gross margins, results of operations, liquidity or cash flows may fluctuate unpredictably due to a number of factors. Through a process of weighing the probability and impact of identified risks we establish the factors and variables that may particularly impact the sensitivity of results in order to take steps to minimise the potential adverse affects.

Business developments

Our goal is to be the leading provider of high-quality and easy to use personal navigation products that have broad consumer appeal. We seek to achieve this goal by, expanding our portfolio of

products, continuing to innovate, increasing the depth and breadth of our distribution channels, building the TomTom brand, expanding our global footprint, continuing to invest in highly qualified personnel and careful evaluation and pursuit of strategic opportunities. In order to facilitate this goal we intend to continue to place emphasis on creating a culture that fosters innovation, creativity and teamwork. We seek to achieve this goal by:

- Expanding our portfolio of products. We believe that providing a broad portfolio of personal navigation products and services is critical to our business.
- Continuing to innovate. We believe that our focus on research and development is instrumental to our continued success. We plan to maintain our competitive advantage by continuously focusing on technical innovation and expanding our product engineering and design capabilities.
- Increasing the depth and breadth of our distribution channels. We intend to enhance our relationships with our distributors and retailers by increasing our retail store distribution and developing new distribution channels.
- Building the TomTom brand. We believe that consumer decisions to purchase our products are influenced by brand recognition. Our goal is to build the TomTom brand into the most widely recognized brand in personal satellite navigation in our key markets.
- Expanding our global footprint. To date, our business has been focused on the Western European market, on North America and on Australia. We aim to continue to grow our international operations while continuing to strengthen our competitive position in our existing markets.
- Continuing to invest in highly qualified personnel. We believe that the quality and skills of our employees have been critical to our success. We intend to continue to place emphasis on creating a culture that fosters innovation, creativity and teamwork. We also intend to continue to recruit talented, innovative and entrepreneurial personnel in order to support our technology development and growth strategies.
- Careful evaluation and pursuit of strategic opportunities. We may selectively pursue opportunities to engage in strategic transactions with, or make significant investments in, businesses, products and technologies that complement our business and growth strategy.

We are convinced that with TomTom we are on the eve of the mass acceptance of personal navigation solutions. It is a fascinating and exciting position to be in and we are certain that everyone at TomTom shares this feeling. We would like to thank everyone who contributed towards our success in the past year. In the first place, TomTom's staff, of course, but also our partners and retailers who have confidently and enthusiastically contributed to TomTom's success. And not least the hundreds of thousands of users in a growing number of countries who prove every day that our products are addressing their personal navigation needs.

TomTom NV
Consolidated Income Statement for the Year Ended 31 December 2005

	Notes	2004	2005
		(€ in thousands)	
Revenue	3	192,429	720,031
Cost of sales	4	107,192	409,194
Gross profit		85,237	310,837
Operating expenses			
Research and development expenses		4,554	8,949
Marketing expenses		19,391	63,556
Selling, general and administrative expenses		16,811	38,014
Stock compensation expense		1,044	5,241
	6	41,800	115,760
Operating profit		43,437	195.077
Financial (expense) and income, net	7	(774)	14,664
Profit before tax		42,663	209,741
Income tax	8	14,946	66,784
Net profit		**27,717**	**142,957**
Earnings per share (euro) [1]	9		
Basic		0.28	1.37
Diluted		0.26	1.26

[1] Earnings per share for the year ended 31 December 2004 is shown on a pro-forma basis assuming that the increase in the number of shares outstanding to 100 million shares at the IPO date (27 May 2005) was in place at 31 December 2004.

For identification purpose only.
Related to auditor's report
dated MAR 23/06

TomTom NV
Consolidated Balance Sheet as at 31 December 2005

(after proposed appropriation of the net result)

	Notes	2004	2005
		(€ in thousands)	
Non-current assets			
Intangible assets	10	960	15,845
Property, plant and equipment	11	2,050	5,168
Total non-current assets		3,010	21,013
Current assets			
Inventories	12	13,402	103,183
Trade receivables	13	29,383	150,985
Other receivables and prepayments	14/20	4,975	6,391
Financial instruments	15	0	3,651
Cash and cash equivalents	16	40,167	178,377
Total current assets		87,927	442,587
Total assets		**90,937**	**463,600**
Equity and liabilities			
Shareholders' Equity			
Share capital	17	18	21,456
Share premium		619	115,091
Legal reserves		946	1,740
Cumulative translation reserve		15	73
Stock compensation reserve	18	2,614	11,589
Retained earnings		33,594	156,394
Total equity		37,806	306,343
Provisions	19	394	20,981
Long-term liabilities			
Deferred tax liability	20	1,301	1,057
Current liabilities			
Trade payables		25,608	55,390
Tax and social security		12,867	16,147
Other accruals		6,248	42,618
Other liabilities		6,713	21,064
Total current liabilities		51,436	135,219
Total equity and liabilities		**90,937**	**463,600**

For identification purpose only.
Related to auditor's report
dated ...MAR. 23/06...............

TomTom NV
Consolidated Cash Flow Statement for the Year Ended 31 December 2005

	Notes	2004	2005
		(€ in thousands)	
Cash flow from operating activities			
Operating profit		43,437	195,077
Adjustments for non-cash items:			
Depreciation of property, plant and equipment		836	1,844
Amortisation of intangible assets		292	1,579
Foreign exchange results		-451	8,679
Additions to provisions		324	20,888
Additions to stock compensation reserve	18	2,511	8,974
Changes in working capital:			
Increase in inventories		-11,184	-89,782
Increase in receivables and prepayments		-23,677	-121,710
Increase in current liabilities		32,376	76,928
Cash generated from operations		**44,464**	**102,477**
Interest received		169	3,136
Corporate income taxes paid		-8,387	-62,528
Net cash flow from operating activities		**36,246**	**43,085**
Cash flow used in investing activities			
Investments in intangible assets		-653	-16,464
Investments in property, plant and equipment		-2,321	-4,957
Total cash flow used in investing activities		**-2,974**	**-21,421**
Cash flow from financing activities			
Proceeds on issue of ordinary shares		0	116,546
Total cash flow from financing activities		**0**	**116,546**
Net increase in cash and cash equivalents		**33,272**	**138,210**
Cash and cash equivalents at beginning of period		6,895	40,167
Cash and cash equivalents at end of period		40,167	178,377

For identification purpose only.
Related to auditor's report
dated ...MAR...23/06.........

TomTom NV
Statement of Changes in Consolidated Equity for the Year Ended 31 December 2005

	Notes	Share capital	Share premium	Legal reserves	Cumulative translation adjustment	Stock compensation reserve	Retained earnings	Total
				(€ in thousands)				
Balance as at 31 December 2003		**18**	**619**	**579**	**30**	**103**	**6,244**	**7,59**
Translation differences		0	0	0	-15	0	0	-1
Profit for the year		0	0	0	0	0	27,717	27,71
Transfer to legal reserves		0	0	367	0	0	-367	
Increase in stock compensation reserve		0	0	0	0	2,511	0	2,51
Issue of share capital		0	0	0	0	0	0	
Balance as at 31 December 2004		**18**	**619**	**946**	**15**	**2,614**	**33,594**	**37,80**
Translation differences		0	0	0	58	0	0	5
Profit for the year		0	0	0	0	0	142,957	142,95
Transfer to legal reserves		0	0	794	0	0	-794	
Increase in stock compensation reserve		0	0	0	0	8,975	0	8,97
Recapitalisation	17	19,982	-619	0	0	0	-19,363	[illegible]
Issue of share capital		1,456	115,091	0	0	0	0	116,54
Balance as at 31 December 2005		**21,456**	**115,091**	**1,740**	**73**	**11,589**	**156,394**	**306,34**

Statutory provisions with respect to appropriation of results

According to the Company's Articles of Association, the Company's reserves may be distributed to shareholders, provided that total shareholders' equity exceeds the called-up and paid-up capital of the Company, increased by legal and statutory reserves.

Legal reserves

Legal reserves are non-distributable reserves that have been recorded for the amount of capitalised internal software development costs.

Stock compensation reserve

The stock compensation reserve represents the cumulative expense of issued share options that have been granted but not exercised together with the amount of a tax benefit relating to the tax deduction that exceeds the related cumulative expense.

For identification purpose o...
Related to auditor's report
dated ..MAR..29/06...........

TomTom NV
Notes to the Consolidated Financial Statements

1. General

TomTom NV (the "Company"), was known as Versalis Group BV at 31 December 2004 and changed its name to TomTom NV in May 2005.

Versalis Group BV was renamed TomTom Group BV on 14 April 2005. TomTom Group BV was merged into TomTom Nederland BV on 13 May 2005 and at that time TomTom Group BV ceased to exist. TomTom Nederland BV, a private company with limited liability, was converted into TomTom NV by a deed of conversion and amendment to the Company's Articles of Association on 13 May 2005.

The Company has its statutory seat in Amsterdam, the Netherlands. The Company has its headquarters in Amsterdam, the Netherlands. The activities of the Company include the development and sale of navigation solutions. The primary focus of these activities is on personal navigation.

The Company has reclassified certain balances to conform them to 2005 presentation. Such reclassification is considered insignificant.

2. Summary of significant accounting policies

Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU.

The financial statements have been prepared on the historical cost basis, except for derivatives and financial instruments, classified as held for trading or available for sale, which are stated at fair value.

Unless otherwise indicated, assets and liabilities are carried at their nominal value. Income and expenses are accounted for on an accrual basis.

The preparation of these financial statements requires that the Company makes assumptions, estimates and judgements that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates are used when accounting for items and matters such as revenue recognition, allowances for uncollectible accounts receivable, inventory obsolescence, product warranty, amortisation, asset valuations, impairment assessments, taxes, other provisions, stock-based compensation and contingencies. The principal accounting policies adopted are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has

the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.
Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All significant intra-group transactions, balances, income and expenses are eliminated on consolidation.

The Consolidated Financial Statements for 2005 include the financial statements of TomTom NV and the following subsidiaries:

Subsidiary name	Country of incorporation and residence	Place of residence	Proportion of ownership interest
TomTom International BV	NL	Amsterdam	100%
TomTom Sales BV	NL	Amsterdam	100%
TomTom Inc.	US	Concord, MA	100%
TomTom Software Ltd.	UK	London	100%
TomTom Asia Ltd.	TA	Taipei	100%
Drivetech Inc.	TA	Taipei	100%
Datafactory AG	DE	Leipzig	100%

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 *"Business Combinations"* are recognised at their fair values at the acquisition date.

Earn out provision

The provision for earn-outs relates to previous acquisitions where part of the purchase consideration is a future earn out for the former shareholders of acquired companies. The Company provides for future costs related to these earn-outs.

Revenue recognition

Revenue is measured as the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business. Revenue on the sale of goods is only recognised when the risks and rewards of ownership of goods are transferred to the Company's customers (which include distributors, retailers, end-users and Original Equipment Manufacturers ("OEMs")). The risks and rewards of ownership are transferred when the goods are shipped and when customers have no contractual rights of return. When returns are probable, an estimate is made based upon historical rates of returns and recorded as a direct deduction from revenue. Revenue is recorded net of sales taxes, performance-based rebates and product returns.

Interest income

Interest income is accrued on a time basis, based on the principal outstanding and at the effective interest rate.

Expenses

Expenses are recognised in the income statement on the basis of a direct association between the costs incurred and the items of income related to them.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The Company has not entered into any material finance leasing arrangements. Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Foreign currencies

The Company's primary activities are denominated in euros. Accordingly, the Company has chosen the euro as its functional currency.

Transactions in foreign currencies are recorded in functional currency using the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the euro are translated using the rate of exchange prevailing at the balance sheet date and the results on translation are included in the income statement.

For consolidation purposes, the Company classifies its subsidiaries as "foreign entities". The assets and liabilities are translated at the year end spot rate, whereas the income statement is translated at the average monthly exchange rate. Translation differences arising thereon are taken to shareholders' equity (cumulative translation adjustment).

In order to mitigate the risks to foreign currency exposures, the Group enters into forward contracts and options (see below for details of the Group's accounting policy in respect of financial instruments).

The principal exchange rates applied for the non-euro currencies are:

	Rate as at December 31, 2004	Average rate for 2005	Rate as at December 31, 2005
USD (US Dollar)	0.734	0.803	0.845
GBP (Great Britain Pound)	1.416	1.462	1.453
NTD (New Taiwanese Dollar)	Not applicable	0.025	0.026

Financial instruments and hedge policy

The Group's activities expose it primarily to the financial risks of changes in foreign exchange rates. The Group uses derivative financial instruments (primarily foreign currency forward contracts) to mitigate its risks associated with foreign currency fluctuations relating to certain firm commitments

and forecasted transactions. The use of financial derivatives is governed by the Group's policies approved by the Supervisory Board, which provide written principles on the use of financial derivatives consistent with the Group's risk management strategy. The Group does not use derivative financial instruments for speculative purposes. Derivative financial instruments are initially measured at fair value on the contract date, and are marked again to fair value at subsequent reporting dates. Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise, since hedge accounting is not applied by the Group.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where the Group's obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

Stock compensation expense

The Group issues share options, which qualify as equity-settled share-based payments, to eligible employees including members of management. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company's estimate of shares that will eventually vest. Fair value is measured by use of the Black and Scholes model. The expected life of the share options used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and makes a corresponding adjustment to equity (stock compensation reserve) over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Taxation

The income tax charge is based on the profit for the year and includes deferred taxation.

Deferred taxes are calculated using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. At each balance sheet date, the Company reassesses unrecognised deferred tax assets and the carrying amount of deferred tax assets.

On 21 April 2005, the Company agreed with the Dutch tax authorities on the treatment of taxes for share options granted in 2003. For 2004 share option grants the principle has been agreed with the Dutch tax authorities that applicable taxes will be levied on exercise of the share options. The Company has calculated the corporate income tax for 2004 based on the agreement with the Dutch tax authorities and based on currently available information.

For identification purpose only.
Related to auditor's report
dated ....MAR...28/06..............

The tax benefit relating to the excess of the tax basis compared to the commercial basis for stock options issued to employees is directly recognised in equity.

Related party transactions

All related party transactions are between the Company and its subsidiaries. These have been eliminated on consolidation.

Intangible assets

Development costs

Internally generated software development costs arising from the creation and update of the Company's core software technology, are recognised as an asset only if all of the following criteria are met:

- an asset is created that can be identified;
- it is probable that the asset created will generate future economic benefits; and
- the development cost of the asset can be measured reliably.

Internal software development costs related to creating and upgrading the Company's core software platform are capitalised and amortised on a straight-line basis over the useful economic life of the software, which is estimated to be four years.

Internal software costs not relating to the Company's core software platform are expensed as incurred on the basis that on average these costs have a useful economic life of less than one year.

Engineering costs relating to the detailed manufacturing design of new products are recorded in the income statement as research and development expenses as incurred.

The costs of tools and moulds used in the manufacturing of the Company's products are capitalised within property, plant and equipment, and depreciated within research and development costs over their estimated useful economic lives, which is usually less than a year.

The Company is required to use estimates, assumptions and judgements to determine the expected useful economic lives and future economic benefits of these costs. Such estimates are made on a regular basis or as appropriate throughout the year as they can be significantly affected by changes in technology and other factors.

Acquired technology

Intangible assets arising from acquisitions are amortised using the straight-line method over their estimated economic lives, which is estimated to be four years. Their economic lives are evaluated every year.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment charges. Depreciation is recorded on a straight-line basis over the estimated useful economic lives of the assets as follows:

Furniture and fixtures	5-10 years
Computer equipment and hardware	2-4 years
Software and systems	2-5 years
Vehicles, tools and moulds	4 years

Impairment of assets

At each balance sheet date the Company reviews the carrying amounts of its tangible and intangible assets to determine whether changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such indication exists, the recoverable amount will be estimated in order to determine the extent of the impairment loss.

The recoverable amount is the higher of the fair value less costs to sell and value in use. The value in use equals the net present value of the future cash flow generated by the asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount is lower than the carrying amount, a reduction to the carrying amount is made. Such an impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Inventories

Inventories are stated at the lower of cost and net realisable value. The cost of inventories comprises all costs of purchase and assembly and conversion to finished products. It excludes borrowing costs. The cost of inventories is recorded using the first-in first-out cost basis, net of reserves for obsolescence and any excess stock. Net realisable value represents the estimated selling price less an estimate of the costs of completion and direct selling costs.

Trade receivables

Trade receivables are stated at nominal value. Appropriate allowances for estimated unrecoverable amounts are recognised in the profit and loss account when there is evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held on call with banks, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at managements' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Warranty provision

The Company provides for warranty claims based on historical and estimated return rates per product line and estimated average repair costs. Warranty costs are recorded within cost of sales.

Other provisions

Other provisions are recorded for probable liabilities that can be reasonably estimated. The other provisions include legal claims and tax risks for which it is more likely than not that an outflow of resources will be required to settle the obligation.

Payables

All payables are valued at nominal value.

Principles for preparation of the consolidated cash flow statement

The cash flow statement is prepared using the indirect method.

The funds in the cash flow statement consist of cash and cash equivalents. Cash equivalents can be considered as highly liquid investments.

Cash flows in foreign currencies are translated at the average monthly exchange rate. Exchange rate differences arising from the use of financing instruments are shown separately in the cash flow statement.

Corporate income taxes (including related interest), interest received and dividends received are stated under the cash flow from operating activities. Interest paid and dividends paid are stated under the cash flow from financing activities.

3. Segment Reporting

During the accounting periods the Company operated in one business line being that of personal navigation solutions.

The Company generates sales across different geographical regions.

Revenue	**2004**	**2005**
	(€ in thousands)	
Europe	186,795	677,711
North America	5,634	42,320
Total	**192,429**	**720,031**

The revenue for Europe includes an amount of € 7.3 million (2004: € 0) which is related to revenue in the rest of the world.

Assets	**2004**	**2005**
	(€ in thousands)	
Europe	88,800	413,100

Assets	**2004**	**2005**
	(€ in thousands)	
North America	2,137	50,500
Total	**90,937**	**463,600**

Liabilities	**2004**	**2005**
	(€ in thousands)	
Europe	52,159	122,742
North America	578	13,534
Total	**52,737**	**136,276**

The liabilities exclude provisions.

Capital expenditures	**2004**	**2005**
	(€ in thousands)	
Europe	2,271	4,892
North America	50	65
Total	**2,321**	**4,957**

The above figures exclude intercompany transactions.

Number of employees at year end	**2004**	**2005**
Europe	186	403
North America	10	32
Total	**196**	**435**

The number of employees for Europe includes 18 employees (2004: 0) who work for TomTom in the rest of the world.

4. Cost of sales

The Company's cost of sales consists of material costs for goods sold to customers, royalty expenses for map software supplied and logistical costs incurred on inventory sold during the year.

5. Employee Benefits

Retirement benefit scheme

The Company's retirement benefit plan is classified as a defined contribution plan, limiting the employer's legal obligation to the amount it agrees to contribute during the period of employment. These contributions are recognised in the period to which they relate.

Employees in the United States are offered the opportunity to participate in the 401K pension plan, which involves no contribution or obligation from the Company besides withholding and paying the employee contribution.

The average number of employees in 2005 was 316 (2004: 150). At 31 December 2005, the Company employed 435 persons (2004: 196).

Remuneration policy for members of the Management Board and the Supervisory Board

Remuneration of members of the Management Board is drawn up and approved by the Supervisory Board.

In accordance with the Dutch Corporate Governance Code as issued on 9 December 2003, the remuneration of Supervisory Board members does not depend on the results of the Company. The Company does not grant either stock options or shares to its Supervisory Board members and the Company does not provide loans to them.

The total remuneration paid to or on behalf of members of the Management Board in the year ended 31 December 2005 amounted to approximately €2.3 million (2004: €3.6 million), of which approximately 37% represented bonus payments (2004: 7%). The bonus is calculated as 1% of profit before tax and is shared equally across all members of the senior management team including the members of the Management Board.

Overview of salaries, performance related bonuses and other emoluments

	Salary	Bonus	Other emoluments	Total remuneration
2005				
Management board				
Harold Goddijn	186,319	282,383		468,702
Alexander Ribbink	180,000	282,383		462,383
Marina Wyatt	307,834	263,162	724,113[1]	1,295,109
Total	**674,153**	**827,928**	**724,113**	**2,226,194**
2004				
Management board				
Harold Goddijn	127,582	122,033		249,615
Alexander Ribbink	183,600	138,707	2,990,477[2]	3,312,784
Total	**311,182**	**260,740**	**2,990,477**	**3,562,399**

[1] In accordance with the terms of her employment contract the Chief Financial Officer received a success fee of £500,000 (gross) on completion of the Global Offer.

[2] Reflects payment to cover additional income taxes as part of the negotiated settlement with the Dutch tax authorities on stock options granted in 2003.

Overview of aggregate numbers of stock options held by the Management Board

	Outstanding Jan 1, 2005	Granted in 2005	Exercised in 2005	Outstanding Dec 31, 2005	Exercise price in Euro	Expiry date
Alexander Ribbink	2,000,026			2,000,026	0.25	1 September 2008
	1,499,992			1,499,992	3.75	1 November 2009
		1,499,992		1,499,992	28.82	10 November 2012
Marina Wyatt		500,000		500,000	26.44	10 August 2012
Total	**3,500,018**	**1,999,992**		**5,500,010**		

For identification purpose only.
Related to auditor's report
dated ...MAR 23 |06...........

Overview of remuneration of members of the Supervisory Board

	Salary
2005	
Benno Hoogendoorn (Chairman) (May – September)	20,000
Andrew Browne	22,500
Guy Demuynck	22,500
Doug Dunn (Deputy Chairman)	22,500
Total	**87,500**

The Supervisory Board was established on 13 May 2005. The remuneration of the members of the Supervisory Board amounted to €87,500 (2004: €0).

6. Additional Information regarding Operating Expenses

Included in the operating expenses are, amongst others, the following items:

	2004	2005
	(€ in thousands)	
Personnel expenses - salaries	7,039	17,636
Personnel expenses - social securities	794	1,622
Personnel expenses - pensions	233	498
Personnel expenses - granted share options	1,044	5,240
Wage tax - granted share options	3,609	0
Personnel expenses – other	2,536	6,607
Personnel expenses	**15,255**	**31,603**

As agreed with the Dutch tax authorities, wage tax relating to certain share options is based on the agreed option value at date of grant. A one-off wage tax charge of €3.6 million relating to options granted in 2003 was assumed by the Company in 2004 on behalf of the employees. The wage tax on the granted options is shown as a personnel expense and is included under selling, general and administrative expenses (€3.4 million) and within research and development expenses (€0.2 million) on the face of the income statement.

Operating expenses include an amount €3.4 million for depreciation and amortisation expenses (2004: €1.1 mio).

	2004	2005
	(€ in thousands)	
Amortisation expenses	292	1,579
Depreciation expenses	836	1,844
	1,128	3,423

7. Financial Income and Expenses

Financial income and expenses include the following items:

	2004	2005

	2004	2005
Interest received	169	3,136
Interest accrued	-507	-747
Exchange rate (losses)/gains	-436	12,275
	-774	**14,664**

The foreign exchange gain can mainly be attributed to forward foreign exchange contracts to purchase US Dollars in order to pay our most significant contract manufacturers. We revalue all our forward contracts at the end of each period whether or not they have matured. This gain therefore is made up of both realised and unrealised net gains.

In 2005, a foreign exchange loss of €1.0 million relating to the purchases of goods was recognised in cost of sales (2004: gain of €1.9 million).

The interest accrued mainly relates to interest costs on income tax liabilities.

8. Income Tax

The activities of TomTom NV are subject to corporate income tax in all countries where the Company has an active subsidiary. The applicable statutory tax rates vary between 25% and 40%. This together with tax losses in some countries, non-deductible amortisation of intangible assets and some timing differences causes the effective tax rate to differ from the weighted average corporate tax rate.
The effective tax rate, based on income before taxes, is 31.8% (2004: 35.0%).
The reconciliation between the tax charge on the basis of the weighted average tax rate and the effective tax rate is as follows:

	2004	2005
Weighted average tax rate	34,5%	31,6%
Amortisation of intangible assets	0,0%	0,2%
Stock option costs (including mutation of deferred tax position)	0,6%	0.1%
Other	-0,1%	-0,1%
Effective tax rate	35,0%	31,8%

9. Earnings Per Share

The calculation of basic and diluted earnings per share is based on the following data:

	2004	2005
Earnings (€ in thousands)		
Earnings for earnings per share (net profit attributable to equity holders)	27,717	142,957
Number of shares		
Weighted average number of ordinary shares for basic earnings per share	100.000.000	104,247,526
Effect of dilutive potential ordinary shares:		
Share options	7,130,803	9,426,794
Weighted average number of ordinary shares for diluted earnings per share	107,130,803	113,674,320

For identification purpose only.
Related to auditor's report
dated ..MAR....23.06..........

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares. The Company has one category of potential dilutive ordinary shares: share options. For these share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

The weighted average number of ordinary shares for diluted earnings per share for the years ended 31 December 2004 and the period up until the IPO in 2005, has been computed on a pro-forma basis assuming the change in the number of shares outstanding to 100 million shares had been effective for all of 2004 and in the period up until 13 May 2005 respectively.

10. Intangible Assets

	Development costs	Acquired Technology	Total
		(€ in thousands)	
Balance as at 31 December 2003			
Investment cost	896	8	896
Accumulated amortisation	-297	0	-297
	599	**0**	**599**
Movements			
Investments	653	0	653
Amortisation charges	-292	0	-292
	361	0	361
Balance as at 31 December 2004			
Investment cost	1,549	0	1,549
Accumulated amortisation	-589	0	-589
	960	**0**	**960**
Movements			
Investments	1,254	0	1,254
Acquired intangible assets	0	15,210	15,210
Amortisation charges	-467	-1,112	-1,579
	787	14,098	14,885
Balance as at 31 December 2005			
Investment cost	2,803	15,210	18,013
Accumulated amortisation	-1,056	-1,112	-2,168
	1,747	**14,098**	**15,845**

An impairment test of intangible assets was performed. No impairment has been identified.

11. Property, Plant and Equipment

	Furniture and fixtures	Computer hardware and software	Other	Total
	(€ in thousands)			
Balance as at 31 December 2003				
Investment cost	236	722	25	983
Accumulated depreciation	-75	-333	-10	-418
	161	**389**	**15**	**565**
Movements				
Investments	1,206	828	287	2,321
Depreciation charges	-107	-505	-224	-836
	1,099	323	63	1,485
Balance as at 31 December 2004				
Investment cost	1,442	1,550	312	3,304
Accumulated depreciation	-182	-838	-234	-1,254
	1,260	**712**	**78**	**2,050**
Movements				
Investments	1,398	2,308	1,180	4,887
Acquisition of subsidiary	10	68	60	137
Disposals	-40	-4	-18	-62
Depreciation charges	-451	-933	-460	-1,844
	917	1,439	762	3,118
Balance as at 31 December 2005				
Investment cost	2,671	3,666	1,223	7,560
Accumulated depreciation	-494	-1,515	-383	-2,392
	2,177	**2,151**	**840**	**5,168**

No impairment of property, plant and equipment was identified during the accounting periods.

12. Inventories

	2004	2005
	(€ in thousands)	
Finished goods	2,206	24,509
Components and sub-assemblies	11,196	78,674
Inventories	**13,402**	**103,183**

For 2005 the inventories include an amount of €5.0 million which is related to deferred revenue (2004: €0.3 million).

13. Trade Receivables

	2004	2005
	(€ in thousands)	
Gross trade receivables	30,000	153,235
Allowance for doubtful receivables	-617	-2,250
Trade receivables (net)	**29,383**	**150,985**

All receivables are expected to be recovered within a year. An allowance has been made for estimated unrecoverable amounts from the sale of goods.

The carrying amount of trade receivables approximates their fair value.

14. Other Receivables and prepayments

	2004	2005
	(€ in thousands)	
Prepayments	539	1,483
VAT and other taxes	3,210	2,201
Other receivables	1,226	2,707
	4,975	**6,391**

The carrying amount of the other receivables and prepayments approximates their fair value.

15. Financial instruments

The Group utilises currency derivatives to mitigate significant risks related to future transactions and cash flows. The main currency risk to which the Company is exposed is the mismatch between the purchases which are mainly denominated in US Dollars and revenues which are mainly denominated in Euros. The Company does not purchase or hold financial instruments for trading purposes.
The Group is party to mainly foreign currency forward contracts for the management of its exchange rate exposures. At the balance sheet date, the total fair value, relating to outstanding forward foreign exchange contracts to which the Group is committed is € 3.7 million (2004: € 0 million).

At the balance sheet date, the notional value of outstanding forward foreign exchange contracts to which the Group is committed was as follows:

	2004	2005
	(€ in thousands)	
Forward foreign exchange contracts (USD)	0	145,719
	0	**145,719**

16. Cash and Cash Equivalents

	2004	2005
	(€ in thousands)	
Cash and equivalents	37,667	175,736
Deposits	2,500	2,641
	40,167	**178,377**

Cash and cash equivalents consist of cash held by the Company, highly liquid investments in money market funds and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

All cash and cash equivalents are available for immediate use by the Company.

17. Shareholders' Equity

	2004	2005
Number of authorised ordinary shares (in thousands)	9,000	333,000

For identification purpose only.
Related to auditor's report

	2004	2005
Number of authorised preferred shares (in thousands)	0	166,500
Number of issued and fully paid ordinary shares (in thousands)	1,824	107,281
Par value per share (euro)	0.01	0.20

The Company's authorised capital amounts to €99,900,000 and is divided into 333,000,000 ordinary shares, each with a nominal value of twenty cents and 166,500,000 preferred shares, each with a nominal value of twenty cents.

During the Global Offer in May 2005 the Company issued 7,142,857 new ordinary shares at a price of €17.50 per share which are listed at Eurolist (Eurolist by Euronext Amsterdam NV). In addition, 138.616 new ordinary shares were issued to Nick Kaufmann Limited as part of his remuneration as Financial Advisor to the company during the Global Offer.

Recapitalisation

At the incorporation of TomTom Nederland BV in April 2005, TomTom Group BV contributed all of the shares it held in TomTom BV to TomTom Nederland BV, in exchange for 100,000,000 TomTom Nederland BV shares with a nominal value of €0.20 each. Following the incorporation of TomTom Nederland BV, TomTom Group BV was merged into TomTom Nederland BV, and TomTom Group BV ceased to exist.

As a consequence of this legal merger, TomTom Nederland BV acquired 100,000,000 of its own shares, and immediately cancelled those shares. Also as a consequence of the merger, the Selling Shareholders, as the four shareholders of TomTom Group BV, became shareholders of TomTom Nederland BV.

Each of the Selling Shareholders therefore effectively exchanged 456,069 shares of TomTom Group BV for 25,000,000 newly-issued shares of TomTom Nederland BV as a consequence of the legal merger.

As a result of the above, immediately following and subject to the execution of the Deed of Amendment in May, each of the Selling Shareholders held 25,000,000 of the issued and outstanding shares of TomTom Nederland BV.

TomTom Nederland BV was converted to TomTom NV by a deed of conversion and amendment to the Articles of Association on 13 May 2005.

18. Share Options

The Company adopted a share option plan as an incentive for members of management and eligible employees. Under the scheme, the Supervisory Board may grant options to eligible employees, including members of management, to subscribe for shares. The purpose of the share option plan is to align the interests of management and eligible employees with those of shareholders by providing additional incentives to improve the Company's performance on a long term basis.

Stock Compensation Reserve	**2004**	**2005**
	(€ in thousands)	
Opening balance	103	2,614
Stock compensation expenses	1,044	5,238
Tax benefit	1,467	3,737
Closing balance	**2,614**	**11,589**

The tax benefit in 2004 and 2005 relates to the excess of the tax basis compared to the accounting basis for stock options issued to employees.

Share option plan 2003:

The compensation under the plan qualifies as "Equity-settled share-based payments". The vesting period under the 2003 share option plan is three years followed by an exercise period of two years. These terms result in options under the plan that cannot be transferred, pledged or charged and may be exercised only by the option holder over a period of two years starting three years after the date of the grant. Options expire five years after the date of grant.

Share option plan 2005:

The new compensation under the plan qualifies as "Equity-settled share-based payments". The vesting period under the 2005 share option plan is three years followed by an exercise period of four years. These terms result in options under the plan that cannot be transferred, pledged or charged and may be exercised only by the option holder over a period of four years starting three years after the date of the grant. Options expire seven years after the date of grant.

The options will be covered at the time of exercise by issuing new shares.

Share option vesting schedule

Share option vesting schedule 2006-2008 (Number of shares in thousands)											
08-Jan-06	24-Mar-06	01-Jun-06	03-Jun-06	01-Sep-06	28-Nov-06	01-Jun-07	01-Nov-07	01-Dec-07	10-Aug-08	10-Nov-08	Exercise price
1,151											0.02
	2,000										0.02
		164									0.25
			164								0.02
				2,000							0.25
					164						0.25
						2,081					0.75
							1,500				3.75
								214			3.75
									1,110		26.44
										3,315	28.82

Calculation of value of share options on date of grant

The fair value of the options granted is determined by the Black and Scholes model. This model is the prescribed model based upon IFRS 2 '*Share-based Payment*'. The Black and Scholes model contains the input variables including the risk-free interest rate, volatility of the underlying share price, exercise price and share price at the date of grant. The fair value calculated is allocated to the three year vesting period, using the straight-line method.

The input into the Black and Scholes model is as follows:	**2004**	**2005**
Weighted average share price (euro)	1,22[1]	28.58
Weighted average exercise price (euro)	1.03[1]	28.22
Weighted average expected volatility	35.00%	38.75%
Weighted average expected life	60 months	68 months
Weighted average risk free rate	3.46%	3.04%
Expected dividends	Zero	Zero

[1]The weighted average share price and the weighted average exercise price for the year ended 31 December 2004 have been computed on a pro-forma basis assuming the change in the number of shares outstanding to 100 million shares had been effective for all of 2004.

Volatility is determined using industry benchmarking for listed peer group companies. The share price on the date of grant for options granted after the IPO is determined as the three day average of the stock price prior to the date of the grant. Prior to the IPO, the share price was determined by management using a discounted cash flow model.

The Black and Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

19. Provisions

	Warranty	Earn out	Other	Total
Opening balance at 1 January 2004	**0**	**70**	**0**	**70**
Increases in provisions	394	0	0	394
Utilised	0	-70	0	-70
Opening balance at 1 January 2005	**394**	**0**	**0**	**394**
Increases in provisions	6,733	8,070	7,892	22,695
Utilised	-2,047	0	-61	-2,108
Closing balance at 31 December 2005	**5,080**	**8,070**	**7,831**	**20,981**

Warranty provision

The Group generally offers warranties for its personal navigation products. Management estimates the related provision for future warranty claims based on historical warranty claim information, as well as evaluating recent trends that might suggest that past cost information may differ from future claims.

Earn out provision

The provision for earn-outs relates to the acquisitions of Datafactory and Drivetech in 2005 (see note 22). Under the sale and purchase agreements, the former shareholders of Datafactory as well as Drivetech are entitled to an additional purchase price instalment depending on the performance of the acquired companies and related technologies during the period 2006 - 2008.

Other provision

In 2005 the Company formed a provision for potential legal and tax risks in various jurisdictions. The legal matters mainly consist out of intellectual property infringement issues. The intellectual property infringement issue primarily relates to the Kostron case, in which Kostron claims prior rights to the trademark TomTom in various jurisdictions. At this time the Company is unable to predict the final outcome with regard to the Kostron case. Due to the uncertainty inherent in matters of litigation, it is often difficult to predict the final outcome. The cases and claims against the Company often raise difficult and complex factual and legal issues which are subject to many uncertainties and complexities, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction in which each suit is brought and the differences in applicable law. In the

normal course of business, management consults with legal counsel and certain other experts on matters related to litigation. The Company accrues a liability when it is determined that an adverse outcome is more likely than not and the amount of the loss can be reasonably estimated. If either the likelihood of an adverse outcome is reasonably possible or an estimate is not determinable, the matter is disclosed provided it is material.

The methodology used to determine the level of liability requires significant judgments and estimates regarding the costs of settling asserted claims. Due to the fact that there are limited historical data available the estimated liability cannot be based upon recent settlement experience for similar types of claims.

20. Deferred Income Tax

As at December 31, 2005 the Company has an estimated deferred tax liability of €1.1 million (2004: €1.3 million). A deferred tax asset has also been recorded amounting to €1.3 million (2004: € 0). The deferred tax asset balance is included in the other receivables and prepayments on the balance sheet. The deferred tax asset and tax liability both result from timing differences between the tax and accounting treatment of granted share options.

21. Operating Lease Commitments

The Company has long-term financial commitments, which are not shown in the Company's balance sheet as of 31 December 2005.

These are operating leases for buildings, cars and office equipment, which consist of:

	2004	2005
	(€ in thousands)	
Commitments less than 1 Year	452	1,698
Commitments between 1 - 5 Years	2,702	4,753
Commitments longer than 5 Years	724	0
	3,878	**6,451**

No discount factor is used in determining the operating lease commitments.

22. Business combinations

<u>Datafactory AG</u>

During August 2005, the Group acquired 100% of the share capital of Datafactory AG, a company that offers an online system for fleet management. The company currently operates in Germany. The acquired company contributed revenues of €2.2 million and a net profit of €0.4 million to the Group for the period from 25 August 2005 to 31 December 2005. This transaction has been accounted for using the purchase method.

The assets and liabilities arising from the acquisition are as follows:

Net assets acquired:	**Acquiree's carrying amount**	**Fair value**
	(€ in thousands)	
Cash and cash equivalents	1,178	1,178
Property, plant and equipment	135	135
Intangible assets	0	12,720
Inventories	325	325
Receivables	665	665

	Acquiree's carrying amount	Fair value
Payables	-702	-702
Total		**14,321**
Goodwill		**0**
Total purchase consideration		**14,321**
Net cash outflow arising on acquisition:		
Cash consideration paid		-7,587
Estimated earn out		-6,734
Cash and cash equivalents acquired		1,178
		-13,143

Drivetech Inc.

During December 2005, the Group acquired 100% of the share capital of Drivetech for a price of € 2.7 million. Drivetech is a company that develops navigation software for the Taiwanese market. The Group consolidated Drivetech from December 2005 onwards. The transaction has been accounted for by the purchase method of accounting.

There were no acquisitions in the year ended December 2004. For disclosure regarding the business combination that took place after balance sheet date but before approval of these financial statements see note 23.

23. Post Balance Sheet Events

Acquisition of Applied Generics Ltd.

On January 11 2006, the Group acquired 100% of the share capital of Applied Generics. Applied Generics has developed technology that makes it possible to generate real time road traffic information based on the analysis of mobile network usage and cell-switching. The technology is commercially deployed and has the potential to deliver high quality traffic information at a fraction of the investment normally required to generate traffic information.

Notification of Patent Infringement Claim

At the end of January 2006 TomTom Inc was informed that Garmin has filed a patent infringement lawsuit against TomTom Inc in the Western District Court of Wisconsin alleging infringement of five patents in the US. TomTom Inc rejects Garmin's claims and will vigorously defend itself. At this early stage in the process the Company's management does not believe that a loss is more likely than not with respect to these actions.

For identification purpose only.
Related to auditor's report
dated ..MARCH 28/06.......

Auditors' Report

Company Financial Statements of TomTom NV

Company Income Statement for the Year Ended 31 December 2005
(before proposed appropriation of result)

	Notes	2004	2005
		(€ in thousands)	
Result from participations after taxation	2	27,736	142,994
Other income and expenses after taxation	3	-19	-37
Result after taxation		**27,717**	**142,957**

Company Balance Sheet as at 31 December 2005

	Notes	2004	2005
Assets		(€ in thousands)	
Non-current assets			
Financial fixed assets	2	37,175	189,202
Current assets			
Receivables		12	2,740
Intercompany receivable		0	13,620
Cash and equivalents		671	101,675
Total current assets		683	118,035
Total assets		**37,858**	**307,237**
Equity and liabilities			
Shareholders' equity	4		
Share capital		18	21,456
Share premium		619	115,091
Legal reserves		946	1,740
Cumulative translation reserve		15	73
Stock compensation reserve	5	2,614	11,589
Retained earnings		33,594	13,437
Result for the year		0	142,957
Total equity		37,806	306,343
Provisions		0	179

For identification purpose only.
Related to auditor's report
dated ...MAR. 29/06.........

Current liabilities	52	715
Total equity and liabilities	**37,858**	**307,237**

For identification purpose only.
Related to auditor's report
dated ..MARCH 23/06..........

Notes to the Company Financial Statements

1. Presentation of financial statements and principle accounting policies

The description of TomToms (the 'Company') activities and the Company structure, as included in the notes to the consolidated financial statements, also apply to the Company financial statements.

In accordance with section 2:362 Part 8 of the Netherlands Civil Code the Company has prepared its Company financial statements in accordance with accounting principles generally accepted in the Netherlands applying the accounting policies as adopted in the consolidated financial statements (IFRS). Investments in subsidiaries are stated at net asset value as the Company effectively exercises influence of significance. For more information on the accounting policies applied in and notes to the consolidated financial statements please refer page 8 to 26.

The total equity and profit in the Company financial statements are equal to the consolidated equity.

In accordance with section 402 of Part 9 of Book 2 of the Netherlands Civil Code, a condensed income statement is included in the financial statements.

2. Financial fixed assets

An overview of the movements of the financial fixed assets:

(€ in thousands)	Notes	Investments in Group companies
1 January 2005		
Book value		37,175
Movements 2005		
Additions		0
Exchange differences		58
Stock compensation reserve	5	8,975
Result participations[1]		142,994
31 December 2005		
Book value		189,202

[1] A list of participations is given under note 2 in the consolidated financial statements.

3. Other income and expenses after taxation

The other income and expense includes a part of the remuneration of the Management Board. For details about the total remuneration of the Management Board please refer to note 5 in the consolidated annual accounts.

For identification purpose only.
Related to auditor's report
dated ..MAR... 23|06..........

4. Shareholder equity

For the statement of changes in consolidated equity for the year ended 31 December 2005 please refer to page 7 in the consolidated annual accounts.

5. Share options

For notes to the stock compensation reserve please refer to note 18 in the consolidated annual accounts.

6. Statutory provision with respect to appropriation of results

According to the Company's Articles of Association, the Company's result is freely at the disposal of the shareholders, provided that total shareholders' equity exceeds the called-up and paid-up capital of the Company, increased by legal and statutory reserves.

7. Proposed appropriation of result

The Management Board proposes to add the net profit in full to the retained earnings.

8. Auditors' ~~opinion~~ report

Reference is made to the auditors' report included on the next page.

Amsterdam, 13 February 2006

Board of Directors,

Harold Goddijn

Alexander Ribbink

Marina Wyatt

Amsterdam, 13 February 2006

Board of Supervisory Directors,

Andrew Browne

Guy Demuynck

Doug Dunn

TOMTOM NV

STATUTORY SEAT AMSTERDAM

For identification purpose only.
Related to auditor's report
dated ....MAR....28/06.........

Auditors' Report

For identification purpose only.
Related to auditor's report
dated ....MAR......23/06..........

Deloitte.

Deloitte Accountants B.V.
Orlyplein 10
1043 DP Amsterdam
P.O.Box 58110
1040 HC Amsterdam
Netherlands

Tel: +31 (20) 582 5000
Fax: +31 (20) 582 4026
www.deloitte.nl

Date	From	Reference
February 13, 2006	A. Sandler	3100200243/OP9994/ns

Auditors' report consolidated financial statements

Introduction

We have audited the consolidated financial statements of TomTom NV, Amsterdam, for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of TomTom NV as at December 31, 2005 and of the results of its operations and the cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the EU.

Furthermore we have established to the extent of our competence that the Management Board Report is consistent with the consolidated financial statements.

Deloitte Accountants B.V.

A. Sandler

Deloitte.

Deloitte Accountants B.V.
Orlyplein 10
1043 DP Amsterdam
P.O.Box 58110
1040 HC Amsterdam
Netherlands

Tel: +31 (20) 582 5000
Fax: +31 (20) 582 4026
www.deloitte.nl

Date	From	Reference
February 13, 2006	A. Sandler	3100200243/OP9996/ns

Auditors' report company financial statements

Introduction

We have audited the company financial statements of TomTom NV, Amsterdam, for the year ended December 31, 2005. The company financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the company financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the company financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the company financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the company financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the company financial statements give a true and fair view of the financial position of TomTom NV as at December 31, 2005 and of the result for the year ended in accordance with accounting principles generally accepted in the Netherlands and comply with financial reporting requirements included in Part 9 Book 2 of the Netherlands Civil Code.

Furthermore, we have established to the extent of our competence that the Management Board Report is consistent with the company financial statements.

Deloitte Accountants B.V.

A. Sandler

AGM 2006

AGENDA

for the annual general meeting of shareholders of
TomTom N.V. (the 'Company')
which was held on 25 April 2006 at 11.00 AM
at the address of the Company, Rembrandtplein 35, Amsterdam

1. Opening and announcements
2. Presentation by Mr. H.C.A. Goddijn, Chief Executive Officer
3. Annual Report 2005
4.a Adoption of the financial statements 2005*
4.b Release from liability of the members of the Management Board*
4.c Release from liability of the members of the Supervisory Board*
5. The Company's policy on additions to reserves and on dividends
6.a Adoption of the remuneration policy for members of the Management Board*
6.b Approval of the proposal for arrangements in the form of (rights to subscribe for) shares for m embers of the Management Board*
7. Extension of the authority of the Management Board to issue shares with the power to restrict or exclude the pre-emption rights*
8. Authorisation of the Management Board to have the Company acquire its own shares*
9. (Re)appointment of Deloitte Accountants B.V. as auditor of the Company*
10. Resolution to make use of the English language for the Company's annual financial statements and annual report*
11. Questions
12. Close

* Voting items

Holders of ordinary shares, who wish to attend the meeting, or be represented at the meeting, must have the bank or broker administrating their shares register them at Kempen & Co N.V., 1077 WZ Amsterdam, Beethovenstraat 300. They are requested to submit this request for registration no later than 19 April 2006. The banks and brokers must issue a statement to Kempen & Co N.V., no later than 19 April 2006 at 17.30 hour, which states the number of shares submitted for the meeting for the shareholder concerned. The deposit certificate subsequently issued will serve as proof of right to attend the meeting.

The shareholder who does not wish to personally attend the meeting may choose to grant a third person a right of proxy and voting instructions to vote on behalf of the shareholder at the meeting. A proxy voter will be granted access to the meeting if the proxy granted is received by the company no later than 19 April 2006.

Agenda

TomTom N.V. (the "Company") with its corporate seat in Amsterdam (the Netherlands)

Annual general meeting of shareholders

to be held on 25 April 2006 at 11.00 AM - 01.00 PM at the address of the Company, Rembrandtplein 35, Amsterdam

tomtom®

Agenda

1. Opening and announcements
2. Presentation by Mr. H.C.A. Goddijn, Chief Executive Officer
3. Annual Report 2005

4.a Adoption of the financial statements 2005*

4.b Release from liability of the members of the Management Board*

4.c Release from liability of the members of the Supervisory Board*

5. The Company's policy on additions to reserves and on dividends

6.a Adoption of the remuneration policy for members of the Management Board*

6.b Approval of the proposal for arrangements in the form of (rights to subscribe for) shares for members of the Management Board*

7. Extension of the authority of the Management Board to issue shares with the power to restrict or exclude the pre-emption rights*
8. Authorisation of the Management Board to have the Company acquire its own shares*
9. (Re)appointment of Deloitte Accountants B.V. as auditor of the Company*
10. Resolution to make use of the English language for the Company's annual financial statements and annual report*
11. Questions
12. Close

* Voting items

Explanatory notes to the Agenda

Agenda item 2:
Presentation by Mr. H.C.A. Goddijn, Chief Executive Officer
Mr. H.C.A. Goddijn, Chief Executive Officer, will present the view of the Management Board on the most important events of 2005 and key developments in the first quarter of 2006.

Agenda item 3:
Annual Report 2005
The general meeting is invited to discuss the annual report for the financial year 2005.

Agenda Item 4a:
Adoption of the financial statements 2005
The general meeting is requested to adopt the financial statements for the financial year 2005.

Agenda Item 4b:
Release from liability of the members of the Management Board
The general meeting is requested to release the members of the Management Board from liability for their management insofar as such management is apparent from the annual report for the financial year 2005 and on the basis of the information that is provided to the shareholders at the meeting.

Agenda Item 4c:
Release from liability of the members of the Supervisory Board
The general meeting is requested to release the members of the Supervisory Board from liability for their supervision insofar as such supervision is apparent from the annual report for the financial year 2005 and on the basis of the information that is provided to the shareholders at the meeting.

Agenda Item 5:
The Company's policy on additions to reserves and on dividends
The Company currently intends to retain any future earnings to finance the growth and development of its business. As a result, the Company does not anticpate paying any dividends for the foreseeable future. The dividend policy will, however, be reviewed from time to time. The reservation and/or payment of future dividends to shareholders is at the discretion of the Management Board after taking into account various factors including the Company's business prospects, cash requirements, financial performance, new product development, plans for international expansion and the requirements of Dutch law.

The general meeting is invited to discuss this policy of the Company.

Agenda Item 6a:

Adoption of the remuneration policy for members of the Management Board

Pursuant to article 2:135 paragraph (1) Dutch Civil Code, the Company shall have a policy governing the remuneration of the Management Board. The individual remuneration of the Management Board members will be determined by the Supervisory Board with due observance of the remuneration policy. The proposed remuneration policy is available at the address of the Company and at the address of Kempen & Co N.V. The remuneration policy is also available at the website of the Company, www.tomtom.com.

The general meeting is requested to adopt the proposed remuneration policy.

Agenda Item 6b:

Approval of the proposal for arrangements in the form of (rights to subscribe for) shares for members of the Management Board

Pursuant to article 2:135 paragraph (4) Dutch Civil Code, the general meeting is requested to approve the proposal of the Supervisory Board for arrangements in the form of (rights to subscribe for) shares for members of the Management Board.

It is proposed, each year, a maximum aggregate number of one million (1,000,000) (rights to subscribe for) shares to the members of the Management Board.

Agenda Item 7:

Extension of the authority of the Management Board to issue shares with the power to restrict or exclude the pre-emption rights

It is proposed to extend the authority of the Management Board, for a period of two years as from May 13 2007, and therefore until 13 May 2009, as the body authorised, subject to the prior approval of the Supervisory Board, to resolve:

(i) to issue ordinary shares or to grant rights to subscribe for ordinary shares up to twenty per cent (20%) of the ordinary shares of the authorised capital as this reads or will read at any time;

(ii) to issue preference shares or to grant rights to subscribe for preference shares equal to fifty per cent (50%) of the aggregate nominal value of the outstanding ordinary shares as this reads or will read at any time; and

(iii) to exclude or restrict the pre-emption rights pertaining to the (rights to subscribe for) shares which can be granted or issued pursuant to the authority as mentioned in (i) and (ii).

Agenda Item 8:

Authorisation of the Management Board to have the Company acquire its own shares

In accordance with article 7 of the articles of association of the Company, subject to certain conditions, the Company may acquire paid-up shares in the capital of the Company against consideration under certain conditions, subject to authorisation of the general meeting.

It is proposed to the general meeting to authorise the Management Board to acquire shares in the capital of the Company up to the maximum permitted by law and for a price of approximately the stock exchange price with a margin of 10% of the stock exchange price. By stock exchange price is meant: the average of the closing price of the TomTom share according to the official price list of Euronext Amsterdam on the five consecutive trading days immediately preceding the date of purchase. The authorisation is requested for a period of 18 months from the date of the annual meeting of shareholders and therefore until 25 October 2007.

Agenda Item 9:

(Re)appointment of Deloitte Accountants B.V. as the auditor of the Company

The Company proposes to appoint Deloitte Accountants B.V. as auditor. The general meeting is requested to (re)appoint Deloitte Accountants B.V. as the auditor for the annual financial statements and the annual report for the financial year 2006.

Agenda Item 10:

Resolution to make use of the English language for the Company's annual financial statements and annual report

Pursuant to the articles 2:362 paragraph (7) and 2:391 paragraph (1) Dutch Civil Code, the general meeting is requested to resolve to prepare the annual financial statements and the annual report in the English language as per the financial year 2005.

TomTom N.V. is an international company. Internally, English is mostly used. The Management Board and the Supervisory Board have members from different nationalities and also use English as the official language. English is also mostly used as the language in the contacts with investors and analysts. Exclusive use of the English language for the annual report and financial statements will avoid ambiguity with respect to interpretation of these documents.

REMUNERATION POLICY FOR THE MANAGEMENT BOARD OF TOMTOM NV

1. GENERAL

1.1. The objective of the Company's remuneration policy (the "**Remuneration Policy**") is to provide remuneration in a manner that:

- qualified and expert managers can be recruited and retained as members of the Management Board; and
- members of the Management Board are rewarded consistent with the Company's performance.

This Remuneration Policy shall apply *mutatis mutandis* to the members of the Senior Management of the Company.

1.2. According to the Company's Articles of Association, the Supervisory Board proposes and the General Meeting of Shareholders adopts the general remuneration policy to be allocated to members of the Management Board. External advisers may be consulted to provide advice and information to the Supervisory Board to assist in the development of the policy proposals.

1.3. Within the limits of this Remuneration Policy as adopted by the General Meeting of Shareholders, the Supervisory Board determines the remuneration of individual members of the Management Board.

2. STRUCTURE

2.1. The remuneration structure is divided into (i) a total cash compensation (consisting of a fixed and variable remuneration) ("**Cash Compensation**") and (ii) long-term incentives (consisting of stock options) ("**Stock Options**"), (iii) pension contributions and (iv) severance payments.

2.2. The Supervisory Board shall evaluate the remuneration structure regularly in order to ensure that it meets the objective of the Remuneration Policy.

2.3. In determining the remuneration of an individual member of the Management Board within the Remuneration Policy, the Supervisory Board will take into account factors such as the required competencies, skills and performance of the individual concerned and the specific role and responsibilities of the relevant position.

3. TOTAL CASH COMPENSATION

3.1. The fixed remuneration, consisting of base salary, of the members of the Management Board and Senior Management shall be benchmarked annually against a peer group of companies.[1]

---

[1] The peer group of companies in the benchmark study carried out in February 2006 consisted of AEX and AMX companies, as well as international companies Garmin, Nokia and Vodafone Group plc.

3.2. The variable remuneration consists of the Management Team Bonus Scheme. The aggregate annual bonus pool is set at 1% of the Company's annual audited profit before tax (the "**Bonus Pool**").

3.3. The Bonus Pool is shared equally amongst the members of Management Board and the other members of the Senior Management, provided certain predetermined performance criteria that support the Company's long term and short term objectives are met.

4. LONG-TERM INCENTIVES

4.1. Long-term incentives are intended:

- to encourage members of the Management Board to focus on the Company's long-term performance consistent with the Company's strategy; and

- to align (more closely) the interests of the members of the Management Board with those of the shareholders.

4.2. Members of the Management Board are eligible to participate in Company's stock option plan. Stock Option grants are subject to the Company's stock option plan.

4.3 Stock Options are a conditional remuneration component, and become unconditional when the relevant Management Board member has fulfilled certain predetermined performance criteria after a period of at least three years from the grant date. This provision applies to Stock Option grants after made after 1 January 2006.

5. PERFORMANCE CRITERIA

5.1 At the beginning of each financial year the Chairman of the Management Board, in consultation with the relevant member of the Management Board, shall propose the performance criteria for such individual member of the Management Board to the Supervisory Board. The Supervisory Board shall then determine the performance criteria for individual members of the Management Board. The performance criteria will be based on the Company's strategic agenda, which includes financial targets, market share and qualitative targets. As these targets contain commercially sensitive information, the exact targets shall not be disclosed.

5.2 The Chairman of the Management Board shall update the Supervisory Board on the achievement against the individual performance criteria on a quarterly basis.

5.3 After the end of a financial year the Management Board shall prepare an evaluation of the past financial year. The evaluation shall include the extent to which the individual performance criteria have been met. On the basis of this evaluation and its own investigation, the Supervisory Board shall determine the remuneration of each of the individual members of the Management Board. The Supervisory Board may take special circumstances into consideration in determining the achievement of the qualitative targets.

5.4 The Management Board determines the performance criteria for individual

members of the Senior Management in the same manner as the Supervisory Board does for individual members of the Management Board.

6. PENSION

For the members of the Management Board, the Company's Employee Pension Scheme will apply.

The two main features of this Pension Plan are:

- Retirement at age 65;
- Contributions to be paid by the Company on behalf of a member of the Management Board are based on base salary, up to a maximum of 10% of his pensionable salary.

7. SEVERANCE PAYMENTS

If the employment of a member of the Management Board is terminated by or on the initiative of TomTom, then the relevant Management Board member shall be entitled to a fixed amount of 50% of his annual base salary, including holiday allowance (if applicable), unless the employment is terminated for cause within the meaning of the articles 7:677, paragraph (1) and 7:678 of the Dutch Civil Code, in which situation the Management Board member is not entitled to any severance. This amount will be due in addition to the salary payable to members of the Management Board during the agreed notice period of 12 months. A member of the Management Board will not be entitled to the severance if the employment is terminated by him or on his initiative.

8. OTHER CONTRACT TERMS

In addition to the remuneration structure set out in this Remuneration Policy, members of the Management Board are entitled to remuneration components such as medical insurance, death and disability insurance and benefit from Directors & Officers Liability insurance coverage. The Company does not provide loans to members of the Management Board. There are no loans currently outstanding.

TomTom News

TomTom NV acquires Applied Generics Ltd.

Amsterdam, 12 January 2006
TomTom NV ('TomTom') announces that it has reached agreement to acquire Applied Generics Limited ('Applied Generics') based in Edinburgh, Scotland. Applied Generics has developed technology that makes it possible to generate real time road traffic information based on the analysis of mobile network usage and cell-switching. The technology is commercially deployed and has the potential to deliver high quality traffic information at a fraction of the investment normally required to generate traffic information.

"We are very pleased that we have acquired Applied Generics. The unique patented and proven technology which the company has developed will deliver high quality real time traffic information, not only for motorways but also for local roads. With the proliferation of car navigation products and the increase of congestion, there is a rapidly growing installed base and customer need for these kinds of services. We are looking forward to working with mobile network operators across Europe and North America to deploy the technology on a wide scale" said TomTom's CEO, Harold Goddijn.

Dr Joe Dixon, CEO of Applied Generics said "With the large customer base and rapidly growing number of car navigation products as well as the financial and distribution strength of the TomTom Group, we are now in a unique position to commercialize our technology much more widely and to deliver unprecedented accurate and granular traffic information products that will help people to arrive at their destination in the shortest possible time. Our existing customers and partners will benefit from Applied Generics being part of the TomTom Group.

Applied Generics employs 18 people and realized a turnover of approximately EUR 1 million in 2005 and a small net loss.

TomTom News

Infringement claim against TomTom

Amsterdam, February 9th 2006

TomTom Inc has been informed that Garmin has filed a patent infringement lawsuit against TomTom Inc in the Western District Court of Wisconsin alleging infringement of five patents in the US. TomTom Inc rejects Garmin's claims and will vigorously defend itself.

TomTom News

TomTom Introduces TomTom WORK

Connected Navigation: easy navigation and two way communication for cars, dispatchers, fleet managers and drivers

London, 1 March, 2006 – TomTom, the leading navigation solution provider, today announced the launch of TomTom WORK, a new product and services offering that offers integrated navigation, tracking, tracing and communication solutions.

Following TomTom's acquisition of datafactory AG, TomTom WORK now combines industry leading communication and plug & play navigation technology with tracking and tracing expertise for the first time. TomTom WORK offers an easy to use, smart and connected navigation solution for owners of fleets of all sizes to make the daily management and communication with their fleet and staff easier than ever before.

"For as little as €2 a day and with no extra software or technical support required we are offering businesses an efficient, simple and good value solution to plan their day the easy way" said Harold Goddijn, chief executive officer of TomTom. "By connecting owners of fleets of all sizes with their drivers, TomTom WORK will help save time and costs. Additionally it will bring clarity and transparency to businesses and their customers, as well as making the lives of vehicle drivers easier and safer."

Key elements of the TomTom WORK solution:

- **TomTom WEBFLEET**: easy to use web-based service, giving access to 24-hour vehicle management and comprehensive reporting tools. TomTom WEBFLEET allows businesses to view their vehicles' and drivers' exact locations and manage new tasks
- **TomTom LINK**: a compact, small unit placed inside each vehicle, allowing users to easily and cost effectively transfer current vehicle positions (using GPS) and other information (via GPRS) automatically to the TomTom WEBFLEET service centre
- **TomTom GO 510, TomTom GO 710 and TomTom GO 910**: TomTom's newest versions of its award-winning TomTom GO range provide each driver with their own personal navigation system and allows users and fleet owners to communicate with office staff

TomTom WORK is immediately available in the Netherlands, Belgium, Germany, Austria and the United Kingdom. TomTom will introduce TomTom WORK in France in Q2 and is looking to expand into other countries in 2006.

TomTom News

New TomTom GO range provides the smartest portable navigation on the market

Even easier to use, the new TomTom GO range introduces portable in-car navigation systems with optimised screen size

CeBIT, 9 March 2006 – TomTom, a leading navigation solution provider, today reveals the full features of the new TomTom GO range.

The new product line will gradually replace the current award-winning GO range, and includes three models, the TomTom GO 910, TomTom GO 710 and TomTom GO 510.

"The new TomTom GO range takes car navigation to the next level with its easy to use, stylish and innovative features." said Harold Goddijn, TomTom's chief executive officer. "We have expanded the map coverage and made substantial improvements in software and design, as well as developed TomTom HOME, a unique software application for managing any driver's portfolio of content and services. In addition we have added smart new extras like text-to-speech functionality, a fully integrated MP3 player and a pre-installed safety camera database to provide advanced technology that will complement every drivers' daily navigation needs."

All three TomTom GO devices can now be utilised as a hands free car kit thanks to its compatibility with BluetoothTM wireless technology, enabling users to easily make or accept phone calls whilst navigating. The new pre-installed safety camera database ensures the navigation process is as safe and convenient as possible. Furthermore, the iPod® control enables customers to operate their iPod® seamlessly via the touch screen functionality and play music over the built in audio speaker or car stereo.

Building on the strengths that have made TomTom devices so popular, the new TomTom GO series includes hundreds of features and software improvements such as route choice, re-route calculation and itinerary planning, making it even easier to navigate from A to B.

All users of the new TomTom GO range will benefit from the ground breaking, extra wide 4 inch LCD touch screen. The high quality screen will provide the driver with an even clearer 3D map view and graphics. The improved anti-glare screen uses a built-in sensor that automatically adjusts to the changing external light, ensuring optimal display in any weather conditions by day, night and even in direct sunlight.

With the new TomTom GO series, TomTom introduces TomTom HOME, a free software application that is compatible with PC and MAC. TomTom HOME enables users to manage, download, store and transfer content from their computer onto the new TomTom GO. Drivers can pre-plan their route, download maps and it will be even easier to access the new and improved TomTom PLUS content & services like TomTom Audiobooks, TomTom Buddies, TomTom Traffic & Road Conditions and Weather [see separate press release].

TomTom GO 910
The TomTom GO 910 is TomTom's top of the line, feature-rich, all-in-one portable navigation device. It has been developed specifically to meet the requests of TomTom's most demanding customers.

The TomTom GO 910 is the world's first device to store pre-installed maps* of Europe, the USA and Canada, making driving in multiple continents a reality.

The TomTom GO 910 includes new advanced text-to-speech** technology enabling street names and places to be read aloud as part of the spoken instructions. In addition, this feature enables traffic alerts and SMS messages to be read aloud.

Another new feature is the built in digital TomTom Jukebox, a music player enabling drivers to listen to all their favourite tunes whilst on the move. With a built in 20 GB hard drive there is room to store 1000's of songs and play them through the car's Hi-Fi system or the TomTom GO's built in audio speaker, whilst viewing your favourite images as a slideshow.

A remote control comes as standard with the TomTom GO 910, enabling passengers to operate the device safely and easily from anywhere in the car.

TomTom GO 710
TomTom GO 710 has the same easy-to-use navigation software, best routes, 3D map view and spoken instructions as the TomTom GO 910. Additionally it has hands-free functionality via Bluetooth-enabled phones and comes pre-installed with the most up-to-date door to door map of Western Europe stored on the memory card.

TomTom GO 510
Completing the new TomTom GO range, the TomTom GO 510 features award-winning software, hands-free calling via Bluetooth-enabled phones, as well as the latest pre-installed map of your country and cross border navigation to any town in Western Europe on the memory card.

TomTom GO features and accessories at a glance

	TomTom GO 910	**TomTom GO 710**	**TomTom GO 510**
Maps***	Europe, USA & Canada	Western Europe	Detailed country map and cross border navigation to any town in Western Europe
Hands free calling	v	v	v
MP3 player and audiobook player	v	X	X
Slideshow	v	X	X
Text-to-speech technology	v	X	X
Pre-installed safety camera database	v	v	v
PLUS services	v	v	v
RDS/TMC Traffic Receiver	accessory	accessory	accessory
TomTom HOME	v	v	v
iPod® Control	accessory	accessory	accessory

Extra wide touch screen	v	v	v
Storage	20 GB HDD	SD card	SD card
SiRF Star III GPS	v	v	v
Bluetooth	v	v	v
Light sensor	v	v	v
Home dock	v	v	v
New design windscreen dock	v	v	v
External microphone	v	v	v
Remote control	v	accessory	accessory
Screen dimensions	112x81x66 mm (4,4x3,2x2,6 inch)	112x81x66 mm (4,4x3,2x2,6 inch)	112x81x66 mm (4,4x3,2x2,6 inch)

Pricing & Availability:
The new TomTom GO series will be available from major retailers across Europe starting from April 2006. Please watch the TomTom website, www.tomtom.com for country specific availability.

TomTom GO 910 has a recommended retail price of €699
TomTom GO 710 has a recommended retail price of €599
TomTom GO 510 has a recommended retail price of €499

*Tele Atlas provides all maps for the new TomTom GO range

**Text-to-speech:
Text-to-speech functionally is available in 8 languages: German, UK English, USA English, Spanish, French, Italian, Dutch and Portuguese

***Map coverage:
United Kingdom, Belgium, Netherlands, Luxembourg, Sweden, Norway, Denmark, Finland, France, Germany, Austria, Switzerland, Poland, Czech Republic, Slovakia, Hungary, Italy, Spain, Portugal and all the USA and the Canadian states

TomTom News

TomTom adds RDS/TMC Traffic Receiver to its new TomTom GO product range

TomTom further expands traffic information offering to its users

CeBIT, 9 March 2006 – TomTom, the leading navigation solution provider, today announced the addition of the TomTom RDS/TMC Traffic Receiver to the list of available accessories for TomTom users. Providing free traffic information via radio signals, the RDS/TMC Traffic receiver receives and decodes traffic information for the TomTom GO, ensuring customers can travel from A to B with ease.

"With the addition of the RDS/TMC Traffic Receiver to our accessories range, we are continuing to ensure that we provide our customers with the latest solutions to find their way easily", said Harold Goddijn, TomTom's chief executive officer. "This service ensures TomTom users now have even more choice in the TomTom services they chose to use. By offering the existing TomTom PLUS service Traffic via wireless data connection and the new TomTom RDS/TMC Traffic receiver, TomTom continues to provide customers with the most accurate and current traffic information available, in a cost effective way."

With the new TomTom GO range (910/710/510) and a one-off payment for the TomTom RDS/TMC Traffic Receiver, users can avoid congestion and prevent wasting time queuing in traffic. In addition the TomTom RDS/TMC Traffic Receiver provides TomTom users with alternative routes if delays occur, which ensures limited delays to any journey.

The TomTom RDS/TMC Traffic Receiver works by using TMC signals that are received through a normal FM radio antenna and broadcast free of charge by national or regional providers. By simply connecting the new TomTom GO device to the RDS/TMC Traffic Receiver, users will automatically receive traffic information via the TMC connection. Once a journey is planned, traffic alerts which relate to the route are clearly displayed in the traffic bar on the right hand side of the screen. When the user taps an icon shown in the traffic bar, they receive further information, such as the cause or kind of delay to traffic, such as an accident or traffic jam.

TomTom PLUS Traffic
TomTom continues to provide users with its certified and controlled European- wide TomTom Traffic service, including real-time traffic alerts and the option to plan journeys to avoid traffic hotspots. In addition, the TomTom PLUS Traffic service provides up to date information on weather and road conditions. TomTom Traffic is a subscription based service that can be obtained via wireless data connection (GPRS, UMTS etc.) It requires no hardware.

Pricing and Availability
TomTom RDS/TMC Traffic Receiver is available for the new TomTom GO range for 99 euro from major retailers and the TomTom website (www.tomtom.com).

TomTom News

Fiesta Time with Ford and TomTom

TomTom partners with Ford to offer the TomTom ONE

13 March 2006, Spain – TomTom, a leading personal and in-car navigation solution provider, has today announced a collaboration with Ford Spain to offer the TomTom ONE as a free addition.

The deal ensures purchasers of all Ford Fiestas can enjoy all the benefits of TomTom's navigation technology. The easy to use, ultra portable TomTom ONE provides the perfect accompaniment to any journey.

This collaboration with Ford Spain demonstrates TomTom's strength in the automotive market, providing cutting edge personal navigation technology to the world's leading automotive brands. TomTom's product offering ensures quick to market introduction, with the added benefit of easily upgradeable software.

"We are excited to establish a relationship with Ford in Spain and look forward to providing their customers with all the advantages offered by the TomTom ONE." said Harold Goddijn, TomTom's chief executive officer. "As part of our automotive strategy, we are keen to establish ourselves as a serious force in the automotive market. Our product offering enables automotive manufacturers to provide market leading navigation quickly, easily and cost effectively."

The TomTom ONE combines award-winning software and a new slimmer, lighter design. Furthermore, its portability makes it the ideal addition to the Ford Fiesta.

Furthermore, the TomTom ONE delivers all the smart technology provided across the TomTom product offering. The Bluetooth connectivity enables users to easily download an array of additional services, courtesy of the TomTom PLUS package; features include TRAFFIC, safety camera information etc.

As the number one personal navigation provider, TomTom continues to develop partnerships with influential manufacturers and thus extend its reach and impact in the market.

TomTom News

TomTom has appointed Andrew Browne as chairman of the Supervisory Board

Amsterdam, 24 April 2006 – TomTom N.V. today has appointed Andrew Browne as chairman of the Supervisory Board.

He will replace Benno Hoogendoorn who resigned last year as chairman of the Supervisory Board of TomTom N.V. for health reasons. Andrew Browne (1955) is an Irish national. He was first appointed to the Supervisory Board on 13 May 2005, and his current term runs until 2009.

Mr. Browne earned a Masters in Business Administration from Trinity College in Dublin. He is a Certified Public Accountant and is a member of the Institute of Certified Public Accountants in the Republic of Ireland. From 1985 to 1995 he worked for Advanced Micro Devices in California and in various locations in Asia, leading AMD's financial sales and marketing operations in Asia and eventually worldwide.

In 1995, Andrew was appointed Chief Financial Officer and Deputy CEO of Intelsat, the International Telecommunications Satellite organization. Since 1998, Andrew has served as Vice President, Chief Financial Officer and Director of New Skies Satellites BV. He also is a member of the Board of the International Space University in Strasbourg, France.

Supervisory Board

TomTom News

Sale of shares by member of TomTom senior management team

Amsterdam, 26 April 2006 – TomTom N.V. announce that Mark Gretton, Development Director of TomTom, has today completed the sale of 2,000,000 shares following his exercise of options over 2,000,000 shares granted to him under TomTom's 2003 Stock Option Plan.